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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/07 (MM/DD/YY) AND ENDING 01/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gary W. Sherwold

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road
(No. and Street)

Lake Forest (City) CA (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary W. Sherwold, (949) 470-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stinchfield, Mellotti, & Rasmusson
(Name – *if individual, state last, first, middle name*)

30092 Ivy Glenn Dr., Ste 150 Laguna Niguel, CA 92677
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GARY W. SHERWOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. W. SHERWOLD ASSOCIATES, INC, as of JANUARY 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

THOMAS P. FLYNN II
COMM. # 1706234
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
MY COMM. EXP. DEC. 16, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.W. Sherwold Associates, Inc.

Financial Statements

Year Ended January 31, 2008

Stinchfield, Mellotti & Rasmusson

An Accountancy Corporation, Certified Public Accountants

G. W. SHERWOLD ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEAR ENDED JANUARY 31, 2008

G. W. SHERWOLD ASSOCIATES, INC.

FINANCIAL STATEMENTS

Year Ended January 31, 2008

TABLE OF CONTENTS

		Page
INDEPENDENT AUDITORS' REPORT		1
FINANCIAL STATEMENTS		
Balance Sheet		2
Statement of Income		4
Statement of Stockholders' Equity		5
Statement of Cash Flows		6
Notes to Financial Statements		7-9
SUPPLEMENTARY SCHEDULES		
Schedule I	Statement of Net Capital Pursuant to Rule 15C3-1	10
Schedule II	Computation for Determination of the Reserve Requirements Under Securities and Exchange Commission Rule 15c3-3	11
Schedule III	Reconciliation Pursuant to Securities and Exchange Commission Rule 17a-5(d) 4	12-13
REPORT ON INTERNAL CONTROL STRUCTURE		14-16

Stinchfield, Mellotti and Rasmusson

An Accountancy Corporation
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

We have audited the accompanying balance sheet of G.W. Sherwold Associates, Inc. as of January 31, 2008 and the related statements of income, stockholders' equity, and cash flows for the year then ended to be filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. Sherwold Associates, Inc. as of January 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stinchfield, Mellotti and Rasmusson
Laguna Niguel, California
March 26, 2008

G.W. SHERWOLD ASSOCIATES, INC.
BALANCE SHEET
JANUARY 31, 2008

ASSETS

CURRENT ASSETS		
Cash	$	35,641
Commissions receivable		51,908
Advances to affiliate		97,999
Total current assets		185,548
PROPERTY AND EQUIPMENT		
Computers		30,407
Office furniture and equipment		157,200
Leasehold improvements		61,088
		248,695
Less accumulated depreciation		(198,289)
		50,406
OTHER ASSETS		
Receivable from shareholder		98,100
Total assets	$	334,054

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
BALANCE SHEET
JANUARY 31, 2008

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Line of credit	$	25,790
Accounts payable and accrued liabilities		14,729
Accrued payroll and related liabilities		32,813
Income taxes payable		5,321
Total current liabilities		78,653
STOCKHOLDERS' EQUITY		
Common stock, 100,000 shares authorized, 1,010 shares issued and outstanding		1,010
Additional paid-in capital		9,552
Retained earnings		244,839
Total stockholders' equity		255,401
Total liabilities and stockholders' equity	$	334,054

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF INCOME
YEAR ENDED JANUARY 31, 2008

REVENUES	$	1,477,964
OPERATING EXPENSES		
Administrative services		297,600
Depreciation and amortization		4,792
Charitable contributions		250
Employee benefits		26,547
General and administrative expense		421,096
Salaries and related taxes		523,832
		1,274,117
INCOME FROM OPERATIONS		203,847
OTHER INCOME /(EXPENSE)		
Gain on sale of stock		33,303
INCOME BEFORE PROVISION FOR INCOME TAXES		237,150
PROVISION FOR INCOME TAXES		6,121
		6,121
NET INCOME	$	231,029

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED JANUARY 31, 2008

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL
BALANCE AT FEBRUARY 1, 2007	$ 1,010	$ 9,552	$ 193,810	$ 46,978	$ 251,350
COMPREHENSIVE INCOME					
Net income	-	-	231,029	-	231,029
Other comprehensive income					
Sale of marketable securities during the period	-	-	-	(46,978)	(46,978)
DIVIDENDS	-	-	(180,000)	-	(180,000)
BALANCE JANUARY 31, 2008	$ 1,010	$ 9,552	$ 244,839	$ -	$ 255,401

See accompanying notes and accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED JANUARY 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Collections from customers	$	1,547,407
Cash paid to suppliers and employees		(1,198,427)
Depreciation expense		4,792
Taxes paid		(800)
NET CASH PROVIDED BY OPERATING ACTIVITIES		352,972
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances to affiliate		(97,999)
Cash received from sale of marketable securities		55,903
Receivable from stockholder		(98,100)
Payments from stockholder		3,995
NET CASH USED BY INVESTING ACTIVITIES		(136,201)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(180,000)
Net payments on line of credit		(1,130)
NET CASH USED BY FINANCING ACTIVITIES		(181,130)
NET INCREASE IN CASH		35,641
CASH, beginning of year		-
CASH, end of year	$	35,641
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:		
Net income	$	231,031
Adjustments to reconcile net income to net cash used by operating activities		
Gain on sale of stock		(33,303)
Depreciation and amortization		4,792
Decrease in accounts receivable		69,442
Decrease in receivable from others		654
Decrease in prepaid expense		63,600
Decrease in other assets		10,200
(Decrease) in accounts payable and accrued liabilities		(4,995)
Increase in accrued payroll and related liabilities		7,230
Increase in income taxes payable		5,321
Decrease in retirement plan contribution		(1,000)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	352,972

See accompanying notes and accountants' report.

G. W. SHERWOLD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2008

NOTE A -- BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of G. W. Sherwold Associates, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Description -- G.W. Sherwold Associates, Inc. is a SEC Registered Investment Advisor and a NASD broker/dealer of securities, in accordance with Section 15(b) of the Securities Exchange Act of 1934, as amended. In May, 1997, it became licensed by the National Association of Securities Dealers. The Company acts as a correspondent with a re-introducing firm that in turn has an agreement with another organization that facilitates clearing transactions. Transactions are introduced on a fully disclosed basis, and all books and records pertaining thereto are maintained pursuant to SEC Rule 17a-3 and 17a-4. The Company is located in Lake Forest, California and does business primarily in South Orange County.

Cash and Cash Equivalents -- For purposes of the balance sheet and statement of cash flows, the Company considers all unrestricted investment instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable – Commissions receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and write-offs, as of year-end, all balances that have not been collected by the time the financial statements are issued.

Allowance for Doubtful Accounts -- The Company has adopted the allowance for doubtful accounts method of accounting for losses from uncollectible accounts in accordance with generally accepted accounting principles. Under this method, an allowance is provided based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year. The balance in the allowance account is zero at January 31, 2008.

Property and Equipment -- Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting and the modified accelerated cost recovery system for federal income tax purposes. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Accounting Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE A -- BUSINESS DESCRIPTION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk -- The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions. Throughout the year ended January 31, 2008 the Company had deposits at a financial institution in excess of the federally insured limit of $100,000.

Income Taxes -- The Company is treated as a "C" corporation under applicable provisions of the Internal Revenue Code. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between using the cash basis method of accounting for income tax reporting and the accrual method of accounting for financial reporting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. There were no deferred tax assets or liabilities as of January 31, 2008.

Fair Value of Financial Instruments -- The carrying amount of the Company's financial instruments, which include cash, accounts and other receivables, investments, prepaid expenses, and accounts payable and accrued expenses approximates their fair value due to the short period to maturity of these instruments.

Comprehensive Income -- The Company accounts for comprehensive income in accordance with Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130), which requires comprehensive income and its components to be reported when a company has items of comprehensive income. Comprehensive income includes net income plus other comprehensive income (i.e., certain revenues, expenses, gains, and losses reported as separate components of stockholders' equity rather than in net income). At January 31, 2008 comprehensive income consisted of net income in the amount of $95,701.

NOTE B -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (and the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one). At January 31, 2008, the Company had net capital of $8,896, which is $3,652 above the required net capital of $5,244.

NOTE C -- INCOME TAXES (Continued)

The components of income tax expense are as follows:

	Federal	State
Current	$ 2,458	$ 3,663

NOTE D -- RELATED PARTY TRANSACTIONS

The Company leases its office space on a month-to-month basis from an affiliated party for $16,200 per month. Additionally, the Company has an agreement for the affiliated party to provide administrative services for an amount not to exceed $24,800 per month. For the year ended January 31, 2008 rent expense and management fees amounted to $225,000 and $297,600, respectively.

NOTE E -- RETIREMENT PLAN

The Company has a defined contribution plan (401k) covering substantially all of its employees. To participate in the Plan, employees are required to have attained the age of 21 and to have completed one year of service. The Plan does not provide for matching contributions from the employer, but may make annual discretionary contributions to the Plan. For the year ended January 31, 2008 the Company made no discretionary contributions.

NOTE F – ECONOMIC DEPENDENCY

The Company conducts virtually all of its operations with customers located in Southern California.

G.W. SHERWOLD ASSOCIATES, INC.

Schedule 1 - Statement of Net Capital Pursuant to SEC Rule 15c3-1

JANUARY 31, 2008

Total ownership equity		$ 255,401
Total non-allowable assets		(246,505)
Net capital		8,896
Less haircuts		--
Tentative net capital		8,896
Minimum capital required	$ 5,244	
Minimum dollar requirement	5,000	
Greater of minimum capital required or minimum dollar requirement		5,244
Excess net capital		$ 3,652
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		$ 1,031
Percentage of aggregate indebtedness to net capital		884.14%

See accountants' report.

Schedule II -- Computation for Determination Of the Reserve Requirements Under Securities And Exchange Commission Rule 15c3-3 And Information Relating to the Possession of Control Requirements Under Secvurities and Exchange Commission Rule 15c3-3

January 31, 2008

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Paragraph K(2) (ii) of the rule as all customer transactions are to be cleared through another broker/dealer on a fully disclosed basis.

See accountants' report.

Schedule III - Reconciliation
Pursuant to Securities and Exchange
Commission Rule 17a-5(d)4

January 31, 2008

The differences between the computation of the net capital included in these financial statements and the net capital computation included in the Company's January 31, 2008 unaudited FOCUS Report filing dated February 18, 2008 are as follows:

Net Capital Computation	Per Audited Financial Statements	Per Focus Report	Net Change
Total Assets	$ 334,054	$ 294,561	$ 39,493
Minus Total Liabilities	78,653	1,729	76,924
Net Worth	255,401	292,832	(37,431)
Less Non-Allowable Assets	246,505	209,203	37,302
Tentative Net Capital	8,896	83,629	(74,733)
Less Haircuts	-	-	
Net Capital	8,896	83,629	(74,733)
Minus Net Capital Requirement	5,244	5,000	(244)
Excess Net Capital	$ 3,652	$ 78,629	$ (74,977)

See accountants' report.

G.W. SHERWOLD ASSOCIATES, INC.

Schedule III - Reconciliation
Pursuant to Securities and Exchange
Commission Rule 17a-5(d)4

January 31, 2008

These differences consist of the following:

Total Assets

Increase in cash	$	2,191
Increase in receivable from shareholder		94,105
Decrease in advances to affiliate		(50,501)
Decrease in property, plant and equipment		(6,302)
Total increase in assets	$	39,493

Total Liabilities

Increase in accrued liabilities	$	13,000
Increase in line of credit		25,790
Increase in accrued payroll and related liabilities		32,813
Increase in income taxes payable		5,321
Total increase in liabilities	$	76,924

See accountants' report.

Stinchfield, Mellotti and Rasmusson

An Accountancy Corporation
Certified Public Accountants

ACCOUNTANTS' INTERNAL CONTROL REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

In planning and performing our audit of the financial statements and supplemental schedules of G.W. Sherwold Associates, Inc. as of and for the year ended January 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered G.W. Sherwold Associates' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers to perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Members of American Institute of CPAs, California Society of CPAs

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17 a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following involving the control environment, accounting system, and control procedures that we consider to be a material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of G.W. Sherwold Associates, Inc., for the year ended January 31, 2008, and this report does not affect our report thereon dated March 26, 2008.

To the Board of Directors
G.W. Sherwold Associates, Inc.
March 26, 2008
Page Three

1. Although a general ledger is maintained in-house, the reporting function is performed by an outside accountant using spreadsheet software. We will ensure that the company's books reflect our audited financial statements as of January 31, 2008 and have advised the President that if the financial statements obtained from the outside accountant do not reflect the in house general ledger to request a reconciliation on a monthly basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stinchfield, Mellotti and Rasmusson.
Laguna Niguel, California
March 26, 2008

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Members of American Institute of CPAs, California Society of CPAs

END